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November 9, 2015

VIA EDGAR TRANSMISSION

Mr. Dominic Minore U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	FactorShares Trust (the “Trust”) File Nos.: 333-182274 and 811-22310 ETF 50TM

Dear Mr. Minore:

This correspondence is in response to oral comments you provided to the Trust on October 9, 2015 with respect to the ETF 50TM ETF (the “Fund”) and Post-Effective Amendment No. 16 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which was filed via EDGAR on August 25, 2015. For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.	In the “Principal Investment Strategies” section of the prospectus, in the first paragraph following the numbered listing of the “Component Eligibility Requirements,” please disclose what “volatility” is in plain English and how it is determined for this purpose.

Response:	The requested disclosure has been added.

ABU DHABI ♦ ATHENS ♦ BEIJING ♦ CENTURY CITY ♦ CHICAGO ♦ DUBAI ♦ FRANKFURT ♦ HONG KONG ♦ HOUSTON ♦ KAZAKHSTAN ♦ LONDON ♦ LOS ANGELES ♦ MUNICH ♦ NEW YORK ♦ NORTHERN VIRGINIA
PARIS ♦ PHILADELPHIA ♦ PITTSBURGH ♦ PRINCETON ♦RICHMOND ♦ SAN FRANCISCO ♦ SHANGHAI ♦ SILICON VALLEY ♦ SINGAPORE ♦ WASHINGTON, D.C. ♦ WILMINGTON

Mr. Dominic Minore November 9, 2015 Page 2

Comment 2.	In the “Principal Investment Strategies” section of the prospectus, disclose whether there are any principal investment strategies or restrictions regarding the underlying ETFs’ portfolio investments; for example, provide additional clarity as to whether such investments could consist of the securities of foreign companies anywhere in the world or any other criteria. If not, then the absence of any such principal investment strategies or restrictions should be highlighted in the “Principal Risks” section.

Response:	The following disclosure has been added in the referenced section: “Any ETF that meets the Component Eligibility Requirements is eligible for inclusion in the Underlying Index, without regard to what types of securities or other financial instruments the ETF invests in. For example, an underlying ETF may invest in foreign securities, derivatives, emerging market securities, or high yield securities (commonly known as “junk bonds”). The risks posed by these types of investments are disclosed below in the “Principal Risks” section.

Comment 3.	Please disclose the names and weightings of the three largest constituent ETFs.

Response:	The requested disclosure has been added.

Comment 4.	The Staff asks that the Registrant undertake to supplement the prospectus to provide, for example, foreign country specific disclosure if the Fund’s investments in securities of issuers in these countries to the extent that such investments constitute a principal risks.

Response:	The Registrant so undertakes.

Comment 5.	With respect statement in the “Additional Information about the Fund’s Investment Objective and Strategies” section of the prospectus that the Fund may invest up to 20% of its total assets in securities that are not in the Underlying Index,” please confirm supplementally that this 20% basket will not be used to effectuate leverage.

Response:	The Registrant confirms that the 20% basket will not be used to effectuate leverage.

Comment 6.	In the “Risks of the Underlying ETFs” section of the prospectus, indicate whether the risks disclosed in this section are principal risks, because principal risks are usually disclosed in the prospectus and non-principal risks are usually disclosed in the Statement of Additional Information (“SAI”). If the risks disclosed in this section are principal risks, please explain to the Staff why they are not summarized in the Fund Summary section of the prospectus.

Response:	The Registrant respectfully submits that the disclosure in the “Principal Risks” section of the Fund Summary, together with the “Additional Risk Information” and “Risks of the Underlying Funds” sections in the main body of the prospectus, is currently presented in a user-friendly and form-compliant manner that reflects the nature of the Fund as a “fund-of-funds.” More specifically, there are two levels of risk posed to investors by a “fund-of-ETFs” like the Fund – the risks posed by the fact that the Fund is an ETF on the one hand, and the fact that there are no restrictions on the types of investments eligible Underlying ETFs may make on the other, which create specific risks regarding the Underlying ETFs. The “Principal Risks” section in the Fund Summary summarizes the general risks of any ETF such as market trading risks, and the more significant principal risks posed by the types of investments Underlying Funds may make given the lack of restrictions thereon, such as foreign companies risk and derivatives risk. The “Additional Risk Information” and “Risks of the Underlying Funds” in the main body of the prospectus expand upon these two categories of risks in the main body of the prospectus.

Mr. Dominic Minore November 9, 2015 Page 3

Comment 7.	In the second paragraph under “Fund Management – Investment Adviser,” please confirm that all of the “Excluded Expenses” in the sentence “[a]dditionally, under the Investment Advisory Agreement, the Adviser has agreed to pay all expenses of the Fund, except for: the fee paid to the Adviser pursuant to the Investment Advisory Agreement, interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution (12b-1) fees and expenses (collectively, “Excluded Expenses”),” are specifically stated and enumerated in the Investment Advisory Agreement; please also file the Investment Advisory Agreement as an exhibit to the Rule 485(b) filing.

Response:	The Registrant confirms that all of the Excluded Expenses are specifically stated and enumerated in the Investment Advisory Agreement. The Investment Advisory Agreement is incorporated herein by reference to Exhibit (d)(8) to Post-Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on October 21, 2015.

Comment 8.	In the “ETF Labs” section of the prospectus, please confirm that substance of the second paragraph is specifically stated in the Investment Advisory Agreement and that it is clear in that Agreement that the Adviser retains the ultimate obligation to pay the stipulated expenses.

Response:	While as noted in the prospectus, ETF Labs has agreed (in a separate services agreement), to be responsible for payments of certain expenses of the Fund, in the Investment Advisory Agreement the Adviser has clearly and unequivocally agreed to be responsible for the payment of all expenses of the Fund except Excluded Expenses. The Investment Advisory Agreement is unqualified in this regard.

Mr. Dominic Minore November 9, 2015 Page 4

Comment 9.	Regarding the third paragraph under “Distribution,” please confirm that the Fund will not impose 12b-1 fees during the first 12 months of operations, since there are no 12b-1 fees disclosed in the Fee Table.

Response:	The Registrant confirms that no 12b-1 fees will be assessed during the first 12 months of operations.

Comment 10.	In the “Investments by Registered Investment Companies” section of the prospectus, there is a statement that “[t]he relief from Section 12(d)(1) may not be available for investments in the Fund because it operates as an “ETF of ETFs.” Please explain this statement to the Staff.

Response:	This restriction is imposed as a condition to the exemptive order obtained by the Adviser.

Comment 11.	In the “Investment Restrictions” section of the Statement of Additional Information, please clarify that the status of reverse repurchase agreements in the paragraph on “Borrowing” and add the additional typical disclosures regarding the paragraph on “Lending.”

Response:	The requested disclosure has been added.

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If you have any questions regarding the foregoing, please contact W. Thomas Conner of Reed Smith LLP at (202) 414-9208.

Sincerely,

W. Thomas Conner

WTC/gp